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APR 09 2008

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SEC FILE NUMBER
8- 66824

ANNUAL AUDITED REPORT
~~FORM~~ X-~~1~~7A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rubicon Global Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Libertyship Way, Suite 3200
(No. and Street)

Sausalito	CA	94965
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jason Wallach, CPA
(Name – *if individual, state last, first, middle name*)

40 Bulkley Ave., #D	Sausalito	CA	94965
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 4/11

OATH OR AFFIRMATION

I, Steven Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rubicon Global Investments, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public

JENNIFER WHALEN
Commission # 1701888
Notary Public - California
Marin County
My Comm. Expires Oct 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUBICON GLOBAL INVESTMENTS, LLC

Report on Audit of Financial Statements

and Supplemental Schedules

For the Year Ended December 31, 2007

TABLE OF CONTENTS

Jason Wallach, C.P.A.

46 Bulkley Avenue, # D
Sausalito, CA 94965
415-971-4031

Report of Independent Auditor

To the Member:

I have audited the accompanying statement of financial condition of Rubicon Global Investments, LLC as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

The financial statements of Rubicon Global Investments, LLC as of December 31, 2006, are presented herewith for comparison purposes and were audited by other auditors whose report, dated March 9, 2007, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rubicon' Global Investments, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My Audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 of the financial statements, the Company has had numerous significant transactions with related businesses under common control.

Jason Wallach
Certified Public Accountant
Sausalito, California
March 31, 2008

RUBICON GLOBAL INVESTMENTS, LLC

Oath of Corporate Officer
December 31, 2007

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal office or director has any proprietary interest in any account classified solely as that of a customer.

Steven Rubin
Rubicon Global Investments, LLC

RUBICON GLOBAL INVESTMENTS, LLC

Statement of Financial Condition
As of December 31,

	2007	2006
Cash and Cash Equivalents	$ 152,511	$ 115,994
Accounts Receivable	27,167	2,406
Prepaid Expenses	1,513	0
Total Current Assets	181,192	118,400
Property and Equipment	1,086	0
Accumulated Depreciation	(72)	0
Net Property and Equipment	1,014	0
Total Assets	$ 182,206	$118,400
Accounts Payable & Accrued Expenses	$54,674	$14,967
Total Current Liabilities	54,674	14,967
Total Liabilities	54,674	14,967
Net Member Equity	127,532	103,433
Total Liabilities and Member Equity	$ 182,206	$ 118,400

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statement of Income (Loss)
For the year ended December 31,

	2007	2006
Revenues:		
Trading Revenues	$ 242,908	$ 24,784
Interest Income	8,523	2,312
Other Income	35,000	0
Total Revenues	286,432	27,096
Operational Expenses:		
Trading costs and related expenses	68,473	15,673
Occupancy and other related expenses	59,923	5,400
Professional Services	22,878	18,169
Marketing & Development expenses	11,761	0
Other Operating expenses	3,111	2,822
Depreciation Expense	72	0
Total Operational Expenses	166,217	42,064
Net Income (Loss) from Operations before taxes	120,214	(14,968)
Other Income (Expenses):		
Interest Expense	(315)	0
Charitable Contributions	(10,000)	0
Sub-Total Other Income (Expenses)	(10,315)	0
Less Franchise Tax	(800)	(800)
Net Income (Loss)	$ 109,099	$ (15,768)

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statement of Changes in Member's Equity
For the Years Ended December 31,

	Equity Contributions	Equity Withdrawals	Retained Earnings	Total
Balance at December 31, 2005	$ 13,500		$ 3,701	$ 17,201
Net Income			(15,768)	(15,768)
Equity Contributions	102,000			102,000
Equity Withdrawals	0			0
Balance at December 31, 2006	115,500	0	(12,067)	103,433
Net Income			109,899	109,899
Equity Contributions	0			0
Equity Withdrawals		(85,000)		(85,000)
Balance at December 31, 2007	$ 115,500	$ (85,000)	$97,832	$128,332

The accompanying notes are an integral part of these financial statements.

RUBICON GLOBAL INVESTMENTS, LLC

Statement of Cash Flows
For the Year Ended December 31,

	2007	2006
Cash Flows from Operating Activities:		
Net Income (Loss)	$109,899	$(15,768)
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation expense	72	0
Accounts Receivable	(24,761)	(2,406)
Prepaid Expenses	(1,513)	0
Accounts Payable and Accrued Expenses	39,707	14,967
Net cash provided by (used for) operating activities	13,504	12,561
Cash flows from Investing Activities:		
Purchased of Equipment	(1,086)	0
Net cash provided by (used for) investing activities	(1,086)	0
Cash flows from financing activities:		
Equity contributions	0	102,000
Equity withdrawals	(85,000)	0
Net cash provided by (used for) financing activities	(85,000)	0
Increase (Decrease) in Cash and Cash Equivalents	36,517	98,793
Cash and Cash Equivalents at Beginning of Year	115,994	17,201
Cash and Cash Equivalents at End of Year	$152,511	$115,994

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

General – Rubicon Global Investments, LLC (the "Company") is a single member limited liability company established in November 2000. The Company became a registered broker-dealer on October 12, 2005. The Company charges customers a fee for providing electronic trading activities and as an introducing broker-dealer. The Company does not hold customer funds nor safekeep customer securities.

Basis of accounting – The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment – Property and equipment is depreciated on a straight-line basis over their estimated useful lives. The company assets, equipment, are depreciated over a five-year period. Property and Equipment is stated at cost net of accumulated depreciation. The assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Revenue Recognition – The Company's revenue are recognized when earned.

Expense Recognition – The Company's expenses are charge to expense as incurred and recorded in the appropriate accounting period.

Income Taxes – The Company is treated as a partnership for federal filing purposes and as a California Limited Liability Company. As such it is subject to California tax to the extent of a minimum fee and tax rate schedule, where applicable. The Company is subject to the minimum fee only.

Concentration of Credit Risk – Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and accounts receivable.

The Company had cash in excess of federally insured limits of $4,072 as of December 31, 2007, and $16,249 at December 31, 2006.

The Company had two customers, both related and commonly controlled entities that comprise 100% of total accounts receivable at December 31, 2007. The accounts receivable at December 31, 2006 was due from one customer, also a related party under common control. These customers accounted for 100% of revenues.

Comprehensive Loss – For all periods presented, there were no differences between net loss and comprehensive loss.

2. Related Party Transactions

In January 2006, the Company and Headwaters Holdings, LLC ("Headwaters") entered into an expense sharing agreement that has been updated through February 28, 2008, with a lease extension to expire February 28, 2010. Under the agreement the Company retained Headwaters to provide support services. The support services include renting of office space and utilities. Headwaters will be paid a set fee of $450 a month, $350 for office space and $100 for utilities. At December 31, 2007 and 2006, amounts owed to Headwaters under this agreement totaled $10,800 and this amount was included in accounts payable. The Company paid this amount in full by January 31, 2008.

The Company provided two related companies, Stinson Beach Holdings and Rubicon Trading Group with transaction processing during 2007 and 2006, which accounted for all the revenues of the Company in those years. Additionally the related companies assisted in the administration of the operations of the Company.

3. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (rule 15c3-1), pursuant to the Securities Exchange Act of 1934 administered by the Securities and Exchange Commission and the NASD, which requires the maintenance of minimum net capital.

During 2007, the NASD granted the Company, the right to trade on its own account and the right to introduce accounts on a fully-disclosed basis to the clearing firm. Among other aspects, this sanctioned new activity required the increase in the minimum required Net Capital from $5,000 to $100,000 from that date forward.

This rule requires the Company to maintain "minimum net capital" equivalent to the greater of $100,000 or 6.67% that the ratio of aggregated indebtedness to capital. At December 31, 2007, the Company had net capital of $125,005 with $25,005 in excess of its required net capital of $100,000. The Company's ratio of aggregated indebtedness to net capital was .43 to 1. As of December 31, 2006, the Company had net capital of $101,027 with $96,027 in excess of its required net capital of $5,000. The ratio of the Company's aggregated indebtedness to net capital at December 31, 2006 was .15 to 1.

Supplementary Information

RUBICON GLOBAL INVESTMENTS, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2007

	Final Balance
Net Capital:	
Total member's equity qualified for net capital	$ 127,532
Deductions and/or charges:	
Prepaid Assets	(1,513)
Equipment, net	(1,014)
Net capital before haircuts on securities position	125,005
Haircuts on Securities	0
Net Capital	125,005
Aggregate indebtedness – included in statement of financial condition:	54,674
Minimum net capital required (6-2/3% of total aggregate indebtedness	3,593
Minimum dollar net capital required	100,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	100,000
Excess net capital	$ 25,005
Ratio Aggregated indebtedness to net capital	.43 to 1

RUBICON GLOBAL INVESTMENTS, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

RUBICON GLOBAL INVESTMENTS, LLC

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the rule.

RUBICON GLOBAL INVESTMENTS, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2007

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

		2007
Net Capital as reported by the Company in Part IIA	$	140,509
Differences:		
Assets and Liabilities on the general ledger of the Company but not listed on Focus Report:		
Accounts Receivable		27,167
Prepaid Expenses		1,513
Accrued Expenses and correction to Accounts Payable		(43,974)
Other corrections between filed Focus report and General Ledger		2,103
Sub Total		127,318
Audit adjustment to correct provision for income taxes		0
Net audit adjustments		214
Net capital as reported in the financial statements	$	127,532

Jason Wallach, C.P.A.

46 Bulkley Avenue, # D
Sausalito, CA 94965
415-971-4031

Report of Independent Auditors' Report on Internal Control required under Rule 17a-5 of the Securities and Exchange Commission

To the Member of Rubicon Global Investments, LLC

In planning and performing my audit of the financial statements and supplementary schedules of Rubicon Global Investments, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting ("internal control") as a basis for designing my audit procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives state in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control activities for safeguarding securities that I considered to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and Is not intended to be and should not be used by anyone other than these specified parties.

Jason Wallach

Jason Wallach, CPA
Sausalito, California
March 31, 2008

END